*i*Tech Capital Corp.

03007029

February 19, 2003

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Dear Sirs:

RE: *i*Tech Capital Corp. - Reg. No. 82-3200

Enclosed please find a copy of News Release #03-01 for iTech's file.

Yours truly,

John P. Fairchild
Chief Financial Officer and Corporate Secretary

/encl.

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED FEB 27 2003 WASH. D.C. 155 SECTION

#2450 - 650 WEST GEORGIA STREET, PO BOX 11537, VANCOUVER, BC, V6B 4N7 CANADA
TEL: (604) 682-3030 FAX: (604) 683-0704 E-MAIL: itech@itechcapital.com

Reg. No.82-3200

iTech Capital Corp.

NEWS RELEASE

February 19, 2003 **TSX Trading Symbol: ITE**

News Release #03-01

*i*Tech Capital's Wholly Owned Subsidiary SIRIT Technologies Inc. Announces a Major Electronic Toll Integration Contract with Cofiroute Global Mobility and the Orange County Transportation Authority

*i*Tech Capital Corp.'s ("*i*Tech") (TSX: ITE) wholly owned subsidiary SIRIT Technologies Inc. ("SIRIT") is pleased to announce that it has been awarded a contract to replace the electronic toll collection system at the 91 Express Lanes in Southern California. The contract, valued in excess of $US 2,800,000 marks SIRIT's re-entry into the toll integration business on one of the most advanced toll highway projects in the world.

The 91 Express Lanes is a four-lane, 10-mile toll road built in the median of California's Riverside Freeway (State Route 91) between the Orange/Riverside County line and the Costa Mesa Freeway (State Route 55). The state-of-the-art facility was the world's first fully-automated toll facility, and the first application of value pricing in America. The toll facility was initially owned and operated by California Private Transportation Company (CPTC). On January 3, 2003, the 91 Express Lanes was purchased by the Orange County Transportation Authority (OCTA). OCTA has awarded a contract to Cofiroute Global Mobility, a subsidiary of former CPTC partner Cofiroute Corporation, to provide ongoing operations and toll collection system management services for the Express Lanes.

91 Express Lanes customers pay tolls from pre-paid accounts, using a ***FasTrak™*** transponder — a pocket-sized radio transmission device mounted to the inside of their vehicle's windshield. This breakthrough electronic toll collection technology eliminates the need to stop and pay tolls at traditional tollbooths, thus ensuring the free flow of traffic on the 91 Express Lanes.

On a broader scale, the 91 Express Lanes has contributed to major advances in the toll industry worldwide. The facility has been featured in the national and international media. Since the project opened in 1995, transportation officials from 21 U.S. states and 23 countries have visited the 91 Express Lanes to study its advanced systems and operations. As a result, much of what the 91 Express Lanes has achieved in technology, toll operations and customer service has been exported around the world.

SIRIT will use its experience and expertise to provide a major technology upgrade to the technology operating at the 91 Express Lanes. This technology upgrade will significantly enhance OCTA's ability to capture, process, account for and audit every toll transaction occurring on the highway. Through a combination of new subsystem technology and an enhanced system design based on Enterprise Industry Architecture advanced messaging techniques, the resulting system will be at the forefront of toll and revenue collection te[illegible]es.

Michael Houle, President and Chief Operating Officer for SIRIT, commented "This contract embraces the major corporate themes for SIRIT Technologies in 2003 and beyond. We are building our company on the platforms of innovation and a focus on the customer. The 91 Express Lanes project represents one of the most innovative and technologically advanced revenue collection systems in the world. The 91 Express Lanes was the first all-electronic toll highway in the world. SIRIT has been supplying its IDentity Title 21 transponders to the 91 Express Lanes since the road opening in 1995. Our long-term relationship has resulted in the selection of SIRIT to design, develop and install this major system upgrade. We are very pleased and excited to be part of this major project."

Upon awarding the contract to SIRIT, James Kenan, OCTA's Finance Director and 91 Express Lanes project manager commented, "We are excited to get underway with this important project. After undertaking an extensive contract negotiations and due diligence process, we are confident in SIRIT's team and capabilities and we look forward to having an enhanced state of the art toll collection system on the 91 Express Lanes."

About SIRIT Technologies Inc.:

SIRIT designs, develops, manufactures and provides systems integration services based on Radio Frequency Identification (RFID) technology. Targeted at a diverse set of markets, RFID technology has become a core technology for applications including: electronic toll collection, access control, cashless payment systems, product identification, supply chain management applications including logistics, warehousing and manufacturing and asset management. For more information on SIRIT Technologies Inc., visit www.sirit.com or call (800) 498-8760.

FasTrak™ is a registered mark of the Transportation Corridor Agencies and is the statewide electronic toll collection brand in California.

Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

FOR FURTHER INFORMATION PLEASE CONTACT:

iTech Capital Corp.

Janet Segat
Manager, Investor Relations and Administration
Tel.: 1-800-626-7221
itech@itechcapital.com

SIRIT Technologies Inc.

Fred Veinot
Vice President, Marketing & Strategy
Tel.: 1-800-498-8760 ext. 225
[illegible]corp.com